

07003780

8-67078 BD 3/12 *

'EDSTATES
XCHANGE COMMISSION
ton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2007 WASH, D.C. 156

SEC FILE NUMBER
8-~~49486~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/26/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEW NAME: AGORA SECURITIES CORPORATION
Former Name: AGORA SENIOR SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST 55TH STREET, 18TH FLOOR
(No. and Street)

NEW YORK	NY	10022-4540
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALOYSIO MOTTA JORDAO (212)584-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISER LLP
(Name – *if individual, state last, first, middle name*)

135 WEST 50TH STREET, 13TH FLOOR, NEW YORK, NY 10020-1299
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, CLAUDIO DE SOUZA PACINI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGORA SECURITIES CORPORATION, as of DECEMBER 31ST, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn before me on 8th day of February 2007

Notary Public

Signature

Claudio Pacini
President & C.E.O.

DHANSINGHANI PRAKASH K
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DH6059993
Qualified in NASSAU COUNTY
COMMISSION EXP June 11,2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Agora Securities Corporation

Statement of Financial Condition
December 31, 2006

Page(s)



Weiser LLP
Certified Public Accountants

135 West 50th Street
New York, NY 10020-1299
Tel 212.812.7000
Fax 212.375.6888

www.weiserLLP.com

Independent Auditors' Report

Board of Directors
Agora Securities Corporation

We have audited the accompanying statement of financial condition of Agora Securities Corporation (the "Company") as of December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agora Securities Corporation as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

New York, N.Y.
February 26, 2007

Agora Securities Corporation
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	166,050
Due from clearing broker		239,669
Deposit for rental agreement		76,833
Prepaid expenses and other		33,604
Property and equipment, net of accumulated depreciation of $34,244		209,140
Total assets	$	725,296
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	110,812
Total liabilities	$	110,812
Commitments and contingencies		
Stockholder's equity		
Common stock, $1.00 par value - 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in-capital		1,052,770
Accumulated deficit		(438,386)
Total stockholder's equity		614,484
Total liabilities and stockholder's equity	$	725,296

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business
Agora Securities Corporation (the "Company") is registered as a broker-dealer with the Securities Exchange Commission ("SEC"). The Company is a member of the National Association of Securities Dealers, Inc. and is involved in the sale of securities for its clients.

The Company does not hold funds or securities for, or owes any money or securities to, customers and does not carry accounts of, or for, customers. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Cash and Cash Equivalents
The Company considers highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Cash and cash equivalents are held at one financial institution and, at certain times during the year, may exceed the amount of $100,000 insured by the FDIC. At December 31, 2006, the Company has cash deposited in excess of federally insured limits in the amount of approximately $65,569.

Property and Equipment
Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using straight-line method over the estimated useful lives.

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Clearing Agreement

The Company has an agreement with a brokerage firm to carry its customer accounts.

The Company is subject to credit risk if the broker is unable to repay balances due or deliver securities in its custody.

3. Regulatory Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum regulatory net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company's regulatory net capital was $294,620, which was in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.38 to 1.

4. Property and Equipment

Property and equipment at December 31, 2006 consist of:

		Estimated Useful Lives
Equipment	$ 151,190	3 years
Furniture and fixtures	67,872	7 years
Leasehold improvements	18,514	5 years
Computer software	5,808	3 years
	243,384	
Less accumulated depreciation	34,244	
	$ 209,140	

5. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities.

6. Income Taxes

The Company provides all income taxes in accordance with the asset and liability method and recognized deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities. Deferred taxes are determined based upon the difference between the financial statement and tax bases of assets and liabilities, and available carryforwards.

The change in the valuation allowance for the period ended December 31, 2006 was $206,596.

The components of the deferred tax assets are as follows at December 31, 2006:

Difference in depreciation methods	$ (14,428)
Net operating losses	221,024
Valuation allowance	(206,596)
Net deferred tax assets	$ -0-

As of December 31, 2006, the Company has a net operating loss carryforwards for federal and state income tax purposes of $606,084 expiring in 2026.

7. Lease Commitments

Future minimum payments under operating leases are as follows:

Years Ending December 31,	
2007	$ 146,405
2008	151,597
2009	152,635
2010	127,196
	$ 577,833


END